Exhibit 99.1

NEWS RELEASE

Toronto, September 5, 2023

Passing of Randall Oliphant

Franco-Nevada Corporation is deeply saddened to announce the sudden passing of Board member Randall Oliphant on September 1, 2023. Mr. Oliphant was a founding director of Franco-Nevada at its initial public offering in 2007 and played a key role in the Company’s growth and success over the past 16 years. He will be greatly missed by all at Franco-Nevada.